[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page


Filing Document (2):                          Report on Amendment No. 9

Based on:                                     Article 27-25, Paragraph 1 of the
                                              Securities and Exchange Law

Filed with:                                   Director of Tokai Local Finance
                                              Bureau

Name (3):                                     Fujio Cho, President, Toyota Motor
                                              Corporation

Address or Location of Head Office (3):       1 Toyota-cho, Toyota City, Aichi
                                              Prefecture

Effective Date of Reporting Duty (4):         September 30, 2003

Filing Date:                                  June 8, 2005

Total Number of Submitter and Joint Holders   2
(persons):

Submitting Method (5):                        Jointly


I. Matters Regarding Issuing Company (6)

--------------------------------------------------------------------------------------------------------
   Name of Issuing Company            Daihatsu Motor Co., Ltd.
------------------------------------  ------------------------------------------------------------------
   Company Code                       7262
------------------------------------  ------------------------------------------------------------------
   Listed / Over-the-counter          Listed
------------------------------------  ------------------------------------------------------------------
   Listed Securities Exchange(s)      Tokyo, Nagoya, Osaka,  Fukuoka, Sapporo
------------------------------------  ------------------------------------------------------------------
   Location of Head Office            1-1, Daihatsu-cho, Ikeda City, Osaka Prefecture
------------------------------------  ------------------------------------------------------------------


II.  Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)

--------------------------------------------------------------------------------------------------------
   Individual / Judicial person       Judicial person (Joint stock company)
--------------------------------------------------------------------------------------------------------
   Name                               Toyota Motor Corporation
------------------------------------  ------------------------------------------------------------------
   Address or Location of Head        1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
------------------------------------  ------------------------------------------------------------------
   Former Name
------------------------------------  ------------------------------------------------------------------
   Former Address or Location of
   Head Office
------------------------------------  ------------------------------------------------------------------

       [2] Individual

--------------------------------------------------------------------------------------------------------
   Date of Birth
------------------------------------  ------------------------------------------------------------------
   Occupation
------------------------------------  ------------------------------------------------------------------
   Name of Company
------------------------------------  ------------------------------------------------------------------
   Address of Company
------------------------------------  ------------------------------------------------------------------

       [3] Judicial Person

--------------------------------------------------------------------------------------------------------
   Date of Incorporation              August 27, 1937
------------------------------------  ------------------------------------------------------------------
   Name of Representative             Fujio Cho
------------------------------------  ------------------------------------------------------------------
   Title of Representative            President
------------------------------------  ------------------------------------------------------------------
   Business Purposes                  Manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.
--------------------------------------------------------------------------------------------------------

       [4] Place to Contact

------------------------------------  ------------------------------------------------------------------
   Place to Contact and Name of       Yuji Maki, General Manager of Financial Reporting
   Person in Charge                   Department, Accounting Division
--------------------------------------------------------------------------------------------------------
   Telephone Number                   0565-28-2121
--------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)

--------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

------------------------------------------------------------------------------------------------------
                                      Main Text of Article     Article 27-23,        Article 27-23,
                                       27-23, Paragraph 3    Paragraph 3, Item 1   Paragraph 3, Item 2
------------------------------------ ---------------------- --------------------- --------------------
  Shares (shares)                              218,649,990          --                 --
------------------------------------ ---------------------- --------------------- --------------------
  Warrants (shares)                     A          --               --                  G
------------------------------------ ---------------------- --------------------- --------------------
  Certificate of Stock                  B          --               --                  H
  Acquisition Rights (shares)
------------------------------------ ---------------------- --------------------- --------------------
  Bonds with Stock Acquisition          C          --               --                  I
  Rights (shares)
------------------------------------ ---------------------- --------------------- --------------------
  Covered Warrants relating to          D          --                                   J
  Subject Securities
------------------------------------ ---------------------- --------------------- --------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares                               --
------------------------------------ ---------------------- --------------------- --------------------
  Other Related Depositary              E          --                                   K
  Receipts
------------------------------------ ---------------------- --------------------- --------------------
  Bonds Redeemable by Subject           F          --                                   L
  Securities
------------------------------------ ---------------------- --------------------- --------------------
           Total (shares)               M      218,649,990           N              --  O  --
------------------------------------ ---------------------- --------------------- --------------------
  Number of Shares, Etc., which         P          --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
------------------------------------ -------------------------------------------------------------------
  Number of Shares, Etc. Held           Q      218,649,990
  (Total) (M+N+O-P)
------------------------------------ -------------------------------------------------------------------
  Number of Potentially Diluted         R          --
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
--------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held

------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares     S        427,122,966
  (shares) (as of September 30,
  2003)
---------------------------------- -------------------------------------------------------------------
  Percentage of Shares, Etc.                       51.19
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
---------------------------------- -------------------------------------------------------------------
  Percentage of Shares, Etc.                       52.30
  Held Stated in the Preceding
  Report (%)
---------------------------------- -------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)

----------------------------------------------------------------------------------------------------------
       Date          Kind of Stock, Etc.         Number       Acquisition / Disposal       Unit Price
----------------  -----------------------  ---------------  --------------------------  ------------------
  September 30,       Convertible Bond         9,947,916             Disposal                Matured
       2003
----------------  -----------------------  ---------------  --------------------------  ------------------

----------------  -----------------------  ---------------  --------------------------  ------------------

----------------  -----------------------  ---------------  --------------------------  ------------------

----------------  -----------------------  ---------------  --------------------------  ------------------

----------------  -----------------------  ---------------  --------------------------  ------------------

----------------  -----------------------  ---------------  --------------------------  ------------------

----------------  -----------------------  ---------------  --------------------------  ------------------

----------------  -----------------------  ---------------  --------------------------  ------------------

----------------  -----------------------  ---------------  --------------------------  ------------------

----------------  -----------------------  ---------------  --------------------------  ------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition

--------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY 1,000)           78,273,575
------------------------------------------------ -----------------------------------------------------
   Total Amount of Borrowed Funds (U)                    --
   (JPY 1,000)
------------------------------------------------ -----------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)           --
------------------------------------------------ -----------------------------------------------------
   Breakdown of Above (V)                                --
------------------------------------------------ -----------------------------------------------------
   Total Amount of Funds for Acquisition         78,273,575
   (JPY 1,000) (T+U+V)
------------------------------------------------ -----------------------------------------------------

       [2] Breakdown of Borrowings

--------------------------------------------------------------------------------------------------------
  Number          Name            Type of       Name of        Location    Purpose of      Amount
            (Name of Branch)     Business    Representative                 Borrowing    (JPY 1,000)
---------- ------------------- ----------- ----------------- ----------- ------------- -----------------
    1       Not applicable.
---------- ------------------- ----------- ----------------- ----------- ------------- -----------------
    2
---------- ------------------- ----------- ----------------- ----------- ------------- -----------------
    3
---------- ------------------- ----------- ----------------- ----------- ------------- -----------------
    4
---------- ------------------- ----------- ----------------- ----------- ------------- -----------------
    5
---------- ------------------- ----------- ----------------- ----------- ------------- -----------------
    6
---------- ------------------- ----------- ----------------- ----------- ------------- -----------------
    7
---------- ------------------- ----------- ----------------- ----------- ------------- -----------------
    8
---------- ------------------- ----------- ----------------- ----------- ------------- -----------------
    9
---------- ------------------- ----------- ----------------- ----------- ------------- -----------------
    10
---------- ------------------- ----------- ----------------- ----------- ------------- -----------------

II.  Matters Regarding Submitter

   2. Submitter (Bulk Holder)/2 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)

------------------------------------------------------------------------------------------------------
   Individual / Judicial person       Judicial person (Joint stock company)
----------------------------------  ------------------------------------------------------------------
   Name                               Hino Motors, Ltd.
----------------------------------  ------------------------------------------------------------------
   Address or Location of Head        1-1, Hinodai 3-chome, Hino City, Tokyo
   Office
----------------------------------  ------------------------------------------------------------------
   Former Name
----------------------------------  ------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------  ------------------------------------------------------------------

       [2] Individual

----------------------------------  ------------------------------------------------------------------
   Date of Birth
----------------------------------  ------------------------------------------------------------------
   Occupation
----------------------------------  ------------------------------------------------------------------
   Name of Company
----------------------------------  ----------------------------------------------------------------
   Address of Company
----------------------------------  ----------------------------------------------------------------

       [3] Judicial Person

----------------------------------  ----------------------------------------------------------------
   Date of Incorporation              May 1, 1942
----------------------------------  ----------------------------------------------------------------
   Name of Representative             Shouji Kondo
----------------------------------  ----------------------------------------------------------------
   Title of Representative            President
----------------------------------  ----------------------------------------------------------------
   Business Purposes                  The manufacture and sale of trucks and buses, and development, designing of products related thereto and offering of other services, etc.
----------------------------------  ----------------------------------------------------------------

       [4] Place to Contact

----------------------------------------------------------------------------------------------------
   Place to Contact and Name of       Kento Nakane, General Manager of Accounting Division
   Person in Charge
----------------------------------  ----------------------------------------------------------------
   Telephone Number                   042-586-5140
----------------------------------  ----------------------------------------------------------------

     (2) Holding Purposes (9)

----------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------
                                      Main Text of Article   Article 27-23,        Article 27-23,
                                       27-23, Paragraph 3  Paragraph 3, Item 1   Paragraph 3, Item 2
---------------------------------- ---------------------- --------------------- --------------------
  Shares (shares)                                550,000                    --                    --
---------------------------------- ---------------------- --------------------- --------------------
  Warrants (shares)                 A                                       --   G
---------------------------------- ---------------------- --------------------- --------------------
  Certificate of Stock              B                                       --   H
  Acquisition Rights (shares)
---------------------------------- ---------------------- --------------------- --------------------
  Bonds with Stock Acquisition      C                                       --   I
  Rights (shares)
---------------------------------- ---------------------- --------------------- --------------------
  Covered Warrants relating to      D                                            J
  Subject Securities
---------------------------------- ---------------------- --------------------- --------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
---------------------------------- ---------------------- --------------------- --------------------
  Other Related Depositary          E                                            K
  Receipts
---------------------------------- ---------------------- --------------------- --------------------
  Bonds Redeemable by Subject       F                                            L
  Securities
---------------------------------- ---------------------- --------------------- --------------------
           Total (shares)           M            550,000   N                --   O                --
---------------------------------- ---------------------- --------------------- --------------------
  Number of Shares, Etc., which     P                 --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
---------------------------------- -----------------------------------------------------------------
  Number of Shares, Etc. Held       Q            550,000
  (Total) (M+N+O-P)
---------------------------------- -----------------------------------------------------------------
  Number of Potentially Diluted     R                 --
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
---------------------------------- -----------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held

---------------------------------- -----------------------------------------------------------------
  Total Number of Issued Shares       S        427,122,966
  (shares) (as of September 30,
  2003)
---------------------------------- -----------------------------------------------------------------
  Percentage of Shares, Etc.                          0.13
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
---------------------------------- -----------------------------------------------------------------
  Percentage of Shares, Etc.                          0.13
  Held Stated in the Preceding
  Report (%)
---------------------------------- -----------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)

--------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.         Number       Acquisition / Disposal     Unit Price
-------------  -----------------------------  -------------  --------------------------  ---------------
                          Not Applicable
-------------  -----------------------------  -------------  --------------------------  ---------------

-------------  -----------------------------  -------------  --------------------------  ---------------

-------------  -----------------------------  -------------  --------------------------  ---------------

-------------  -----------------------------  -------------  --------------------------  ---------------

-------------  -----------------------------  -------------  --------------------------  ---------------

-------------  -----------------------------  -------------  --------------------------  ---------------

-------------  -----------------------------  -------------  --------------------------  ---------------

-------------  -----------------------------  -------------  --------------------------  ---------------

-------------  -----------------------------  -------------  --------------------------  ---------------

-------------  -----------------------------  -------------  --------------------------  ---------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY 1,000)               --
--------------------------------------------------  ----------------------------
   Total Amount of Borrowed Funds (U)                --
   (JPY 1,000)
--------------------------------------------------  ----------------------------
   Total Amount of Other Funds (V) (JPY 1,000)       --
--------------------------------------------------  ----------------------------
   Breakdown of Above (V)                            --
--------------------------------------------------  ----------------------------
   Total Amount of Funds for Acquisition             --
   (JPY 1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

------------------------------------------------------------------------------------------------------------
  Number        Name             Type of         Name of        Location        Purpose of       Amount
          (Name of Branch)      Business     Representative                      Borrowing    (JPY 1,000)
-------- ------------------ -------------- ------------------ -------------- --------------- ---------------
    1     Not applicable.
-------- ------------------ -------------- ------------------ -------------- --------------- ---------------
    2
-------- ------------------ -------------- ------------------ -------------- --------------- ---------------
    3
-------- ------------------ -------------- ------------------ -------------- --------------- ---------------
    4
-------- ------------------ -------------- ------------------ -------------- --------------- ---------------
    5
-------- ------------------ -------------- ------------------ -------------- --------------- ---------------
    6
-------- ------------------ -------------- ------------------ -------------- --------------- ---------------
    7
-------- ------------------ -------------- ------------------ -------------- --------------- ---------------
    8
-------- ------------------ -------------- ------------------ -------------- --------------- ---------------
    9
-------- ------------------ -------------- ------------------ -------------- --------------- ---------------
    10
-------- ------------------ -------------- ------------------ -------------- --------------- ---------------

IV. Summary List Regarding Submitter and Joint Holders

   1. Submitter and Joint Holders (18)

      Toyota Motor Corporation
      Hino Motors, Ltd.

   2. Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19) (1) Number of Stock, Etc. Held

-------------------------------------------------------------------------------------------------------
                                      Main Text of Article     Article 27-23,        Article 27-23,
                                       27-23, Paragraph 3    Paragraph 3, Item 1  Paragraph 3, Item 2
------------------------------------- --------------------- -------------------- ----------------------
  Shares (shares)                              219,199,990                    --                   --
------------------------------------- --------------------- -------------------- ----------------------
  Warrants (shares)                   A                                       --   G
------------------------------------- --------------------- -------------------- ----------------------
  Certificate of Stock Acquisition    B                                       --   H
  Rights (shares)
------------------------------------- --------------------- -------------------- ----------------------
  Bonds with Stock Acquisition Rights C                                       --   I
  (shares)
------------------------------------- --------------------- -------------------- ----------------------
  Covered Warrants relating to        D                                            J
  Subject Securities
------------------------------------- --------------------- -------------------- ----------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
------------------------------------- --------------------- -------------------- ----------------------
  Other Related Depositary Receipts   E                                            K
------------------------------------- --------------------- -------------------- ----------------------
  Bonds Redeemable by Subject         F                                            L
  Securities
------------------------------------- --------------------- -------------------- ----------------------
             Total (shares)           M        219,199,990   N                --   O                --
------------------------------------- --------------------- -------------------- ----------------------
  Number of Shares, Etc., which were  P                 --
  Transferred through a Margin
  Transaction and which are to be
  Deducted
------------------------------------- -----------------------------------------------------------------
  Number of Shares, Etc. Held         Q        219,199,990
  (Total) (M+N+O-P)
------------------------------------- --------------------- -------------------------------------------
  Number of Potentially Diluted       R                 --
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
-------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, Etc. Held

------------------------------------- -----------------------------------------------------------------
  Total Number of Issued Shares       S        427,122,966
  (shares) (as of September 30, 2003)
------------------------------------- -----------------------------------------------------------------
  Percentage of Shares, Etc. Held by                 51.32
  the Above-stated Submitter (%)
  (Q/(R+S)x100)
------------------------------------- -----------------------------------------------------------------
  Percentage of Shares, Etc. Held                    52.43
  Stated in the Preceding Report (%)
-------------------------------------------------------------------------------------------------------